

For Immediate Release

8x8, Inc.

8x8 Announces Second Quarter Fiscal 2006 Results

Packet8 revenues increase 229% over prior year quarter

SANTA CLARA, Calif., -- October 26, 2005 -- 8x8, Inc. (NASDAQ:EGHT), provider of Packet8 broadband Voice over Internet Protocol (VoIP) and videophone communications services, today announced financial results for its second quarter ended September 30, 2005.

Revenues for the second quarter of fiscal 2006 were $7.1 million, compared with $2.5 million for the same period of fiscal 2005 and $6 million for the previous quarter. The net loss for the quarter was $5.6 million, or $0.10 per share, compared with a net loss of $5.1 million, or $0.10 per share, for the previous quarter and a net loss of $3.7 million or $0.09 per share for the same period last year. Total revenues for the six month periods ended September 30, 2005 and 2004 were $13.1 million and $4.6 million, respectively. Net losses for the six month periods ended September 30, 2005 and 2004 were $10.7 million, or $0.20 per share, and $6.3 million, or $0.15 per share, respectively.

Total revenues for the Company's Packet8 VoIP service and related equipment sales increased to $6.9 million for the second quarter of fiscal 2006, compared with $2.1 million for the second quarter of fiscal 2005, an increase of 229%. Packet8 revenues for the six months ended September 30, 2005, were $12.6 million as compared to $3.5 million for the six months ended September 30, 2004, an increase of 260%. As of September 30, 2005, the Company had approximately 93,000 Packet8 subscriber lines in service as compared to approximately 73,000 on June 30, 2005, a 27% increase. The Company's cash and cash equivalents, short-term investments and restricted cash totaled $19.7 million at September 30, 2005.

"8x8 achieved a number of significant milestones during the second quarter of fiscal 2006," said Bryan R. Martin, 8x8's Chairman and CEO. "We launched our service in the UK under the *freetalk* brand with Dixons Group, one of the largest electronics retailers in Europe with over 1,400 stores in 12 countries. Also, the Uniden/Packet8 Whole House VoIP System debuted in our retail channel, and we developed and deployed new technologies and services that will expand the capabilities of our already proven E9-1-1 service in response to recent Federal Communications Commission actions. We continue to see the advantageous effects of developing and promoting our own standards-based VoIP technologies and platforms."

"Our revenues and subscriber base continue to grow as distribution channels for Packet8 services broaden and the adoption of VoIP matures in both the residential and business markets," added Mr. Martin. "During this past quarter, with the addition of new Uniden and Dixons Group channels, we expanded the number of retail locations where Packet8-powered services are available to more than 2,250 stores worldwide, an increase of more than 800%."

"Our quarterly loss reflects ongoing expenditures in support of our global expansion and the development of sustainable growth opportunities in new markets," continued Mr. Martin.

"Operational execution, especially in light of our rate of growth, outstanding reliability and quality of service, feature differentiation and technological innovation remain organizational priorities for the Company."

About 8x8, Inc.

8x8, Inc. offers the Packet8 (http://www.packet8.net/) VoIP (voice over internet protocol) telephone and videophone communications service and the Packet8 Virtual Office service. For additional company information, visit 8x8's web site at http://www.8x8.com/.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements relating to demand for our Packet8 service, sales channel expansion and our ability to successfully introduce and support new features and products for our Packet8 service, including expanded E-911 service as mandated by the Federal Communications Commission. Investors are cautioned that these statements involve risks and uncertainties, and actual results could be materially different from those discussed in this news release. These risks include the risk that demand for our Packet8 products may be less than we anticipated, that we may not be able to introduce and support new features or products at all or that our sales channels do not expand. Further information on factors that could affect the actual results of 8x8, Inc. are included in 8x8, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, which is on file with the Securities and Exchange Commission. 8x8 does not assume any obligation to revise or update any forward-looking statements contained in this press release that become untrue because of subsequent events.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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MEDIA RELATIONS CONTACT:
Joan Citelli
(408) 687-4320
jcitelli@8x8.com

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2005	2004	2005	2004
Product revenues	$ 1,344	$ 690	$ 2,353	$ 1,287
License and service revenues	5,719	1,843	10,715	3,314
Total revenues	7,063	2,533	13,068	4,601
Operating expenses:				
Cost of product revenues	2,537	876	4,642	1,788
Cost of license and service revenues	2,795	1,171	4,864	2,050
Research and development	1,446	684	2,770	1,261
Selling, general and administrative	6,042	3,622	11,907	6,135
Total operating expenses	12,820	6,353	24,183	11,234
Loss from operations	(5,757)	(3,820)	(11,115)	(6,633)
Other income, net	189	71	411	315
Net loss	$ (5,568)	$ (3,749)	$ (10,704)	$ (6,318)
Net loss per share:				
Basic and diluted	$ (0.10)	$ (0.09)	$ (0.20)	$ (0.15)
Weighted average number of shares:				
Basic and diluted	53,871	43,134	53,847	40,935

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2005	March 31, 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ 5,091	$ 22,515
Restricted cash	250	250
Short term investments	14,348	9,035
Accounts receivable, net	538	1,144
Inventory	1,342	1,600
Other current assets	2,549	2,485
Total current assets	24,118	37,029
Property and equipment, net	2,495	1,788
Other assets	263	263
	$ 26,876	$ 39,080
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 3,558	$ 4,496
Accrued compensation	657	515
Accrued warranty	182	187
Deferred revenue	1,821	2,602
Other accrued liabilities	1,403	1,536
Total current liabilities	7,621	9,336
Other liabilities	81	-
Total stockholders' equity	19,174	29,744
	$ 26,876	$ 39,080

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